

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 28, 2008

Mr. William G. Dumencu
Chief Financial Officer and Treasurer
OccuLogix, Inc.
2600 Skymark Avenue, Unit 9, Suite 201
Mississauga, Ontario L4W 5B2

RE: **OccuLogix, Inc.**
        Form 10-K for the fiscal year ended December 31, 2007
        Filed March 17, 2008

Dear Mr. Dumencu:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                                Sincerely,

                                                Angela J. Crane
                                                Accounting Branch Chief